082-35716

Summary Translation of Immediate Report

SUPPL

08006009

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

18 November 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Leumi Card – Financial Statements

Bank Leumi le-Israel B.M. announces that its subsidiary, Leumi Card Ltd., has published its financial statements for the third quarter and first nine months of 2008.

The Chairman of Leumi Card, Mr. Baruch Lederman, stated that the results of the first nine months of 2008 reflect the excellent work of the late CEO of the company, Mr. Arye Heilweil, who established Leumi Card and managed it during the last eight years, and the significant progress of the company under his leadership.

- Net profit in the first nine months of 2008 increased by 65% compared with the corresponding period in 2007, and amounted to NIS 124 million. Net profit in the third quarter of 2008 grew by 31% compared with the corresponding quarter in 2007, and amounted to NIS 42 million.

- Operating profit after tax in the nine months of 2008 amounted to NIS 107 million, an increase of 43% compared with the corresponding period in 2007.

- Total income in the first nine months of 2008 amounted to NIS 588 million, an increase of 19% compared with the corresponding period in 2007. Total income in the third quarter of 2008 amounted to NIS 210 million, an increase of 17% compared with the corresponding period in 2007.

- The scope of acquiring services to business amounted to NIS 30.63 billion in the first nine months of 2008, an increase of 14% compared with the corresponding period in 2007.

Dlw 11/26

- Return on equity, on an annual basis, reached 40% in the first nine months of 2008, with the return on equity from operating profit, on an annual basis, amounting to 35%.

- Profit from net interest income before provisions for doubtful debts in the first nine months of 2008 amounted to NIS 69 million, an increase of 82% compared with the corresponding period in 2007.

- The capital adequacy ratio amounted to 19% on 30 September 2008.

In the context of the global economic crisis and its implications for the company, Mr. Lederman stated that "the signs of the crisis are not yet seen in the shopping habits of the customers or the company's performance. We all know that the coming era will be full of challenges and I am convinced that the company's strength, its good performance and the variety of solutions it offers, will enable its customers to cope better with the economic crisis".

- The scope of credit card transactions amounted to NIS 31.09 billion in the first nine months of 2008, an increase of 14% compared with the corresponding period in 2007. This increase was caused, inter alia, by the increase in the aggregate number of cards which reached 1.6 million on 30 September 2008. The number of active cards of the company (85% of all cards) reached 1.37 million, an increase of 9.4% compared with the corresponding period in 2007.

- The number of non-bank affiliated cards amounted to 377,000 on 30 September 2008, and the number of active cards (80% of all non-bank affiliated cards) reached 305,000, an increase of 42% compared with the corresponding period in 2007. Of aggregate cards, some 203,000 were MasterCard cards.

- The activity in the various types of gift card also continued to grow, and increased in the first nine months of 2008 by 21% compared with the corresponding period in 2007. This activity totaled NIS 362 million in the first nine months of 2008.

- Total credit, including discounting services, reached NIS 1.62 billion at the end of the first nine months of 2008, an increase of 31% compared with the corresponding period in 2007. Of this:

- The balance of private credit on 30 September 2008 amounted to NIS 882 million, an increase of 45% compared with the corresponding period in 2007. This balance includes NIS 813 million in respect of non-bank affiliated revolving credit cards bearing the "Multi" brand.

- The balance of commercial credit, including discounting services, amounted to NIS 731 million on 30 September 2008 (of which NIS 425 million is from discounting services), an increase of 18% compared with the corresponding period in 2007.

- Provisions for doubtful debts on 30 September 2008 amounted to NIS 27 million, an increase of 42% compare with the corresponding period in 2007.

Date and time at which the corporation first became aware of the event or matter:
18 November 2008 at 12:00pm.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,

END